FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         23 May 2003


                   BALTIMORE TECHNOLOGIES PLC
                     (Registrant's name)


Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
         Theale, Reading, Berkshire, England RG7 4SA
             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).



                            EXHIBIT INDEX


Press Release regarding Change of Adviser: 23 May 2003



                     Baltimore appoints Arbuthnot Securities

London, UK - 23 May 2003. Baltimore Technologies plc (London: BLM) announces that it has today appointed Arbuthnot Securities as its corporate broker.

                          About Baltimore Technologies

Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com


For further information:

Smithfield Financial

Andrew Hey            020 7903 0676
Nick Bastin           020 7903 0633




                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date: 23 May 2003